MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Take notice that the annual general and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares of Micromem Technologies Inc. (the "Company") will be held virtually via Zoom, Meeting No. 93307171474 (https://zoom.us/meeting/register/tJcud-6pqTouHdA6X0whqipv_qNlC1FzXhSl) at 10:00 a.m. EDT (Toronto time) on Tuesday, September 8, 2020, for the following purposes:

1. to place before the Meeting the financial statements for the fiscal year of the Company ended October 31, 2019 together with the auditors' report thereon (collectively, the "Financial Statements");

2. to set the number of directors of the Company (the "Directors") at three;

3. to elect the Directors of the Company for the ensuing year;

4. to approve the Company's amended Stock Option Plan;

5. to appoint MNP LLP as the auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration;

6. to ratify amendments to Company's By-laws authorizing the Company to issue securities in book-entry form, and hold virtual and hybrid shareholder meetings; and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Out of an abundance of caution and to proactively deal with the impact of the coronavirus (COVID-19) pandemic, and to mitigate risks to the health and safety of our shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format. In order to join the Meeting, please register on or before Thursday, September 3, 2020 at 10:00 a.m. EDT (Toronto time) at https://zoom.us/meeting/register/tJcud-6pqTouHdA6X0whqipv_qNlC1FzXhSl.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Company dated July 23, 2020 (the "Circular"). If you held common shares in the Company on July 23, 2020 you are entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

As described in the Circular, the Company has opted to deliver the Meeting materials to shareholders using the notice-and-access regime. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company's paper and printing use and the Company's printing and mailing costs. The Meeting materials together with the Financial Statements will be available on the Company's website (https://micromeminc.com) on or about August 7, 2020 and will remain on the website for one full year. The Meeting materials will also be available under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Shareholders who wish to receive paper copies of the Meeting materials prior to the Meeting may request copies from the Company's transfer agent, TSX Trust Company, toll-free at 1.866.600.5869 or from the Company's Corporate Secretary toll free at 1.877.388.8930 no later than August 17, 2020.

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the "notice and access" notification and return it according to the instructions provided before Thursday, September 3, 2020 at 10:00 a.m. EDT (Toronto time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting. We encourage all shareholders to submit votes in advance of the Meeting, as per the instructions of the form of proxy.

Shareholders are reminded to review the Circular before voting.

DATED at Toronto, Ontario this 23rd day of July 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)

President, Chief Executive Officer, and Director